SURGE HOLDINGS, INC.

3124 BROTHER BOULEVARD, SUITE 104

BARTLETT, TN 38133

August 6, 2019

Mr. Larry Spirgel

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Surge Holdings, Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 15, 2019 Form 10-K for the Fiscal Year Ended December 31, 2018 Filed April 1, 2019
File No. 000-52522

Dear Mr. Spirgel:

By letter dated July 18, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Surge Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2019 (filed on May 15, 2019) and to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2018 (filed on April 1, 2019). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Notes to Consolidated Financial Statements

Business Description, page 8

1.	We note your disclosure that your business “focus has significantly expanded to include the pursuit of the following business models” which include “Surge Digital Assets,” “Surge Cryptocurrency,” “Surge Utility Token,” and other fintech products and services. Revise and expand your disclosures to focus clearly on the current or proposed operations of your cryptocurrency, token, and fintech business lines and address the stage of development of these businesses. Provide additional detail regarding the sale of your cryptocurrency assets to a related party. Please also discuss related business risks and challenges, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition.

Larry Spirgel

U.S. Securities & Exchange Commission

August 6, 2019

Response: We advise the Staff that future filings will reflect the following disclosures:

The Company is no longer engaged in any line of business involving cryptocurrencies or digital assets. The Company still plans on utilizing tokens as a reward program, however, these tokens will have no monetary value and will not involve cryptocurrency or blockchain technology. These tokens will not be able to be bought, sold, invested, or traded. Rather, these tokens will only be awarded by the Company to existing users of the Company’s products and will then only be able to be redeemed for rewards using a Surge Rewards website set up by the Company.

On December 31, 2018, the Company, via its wholly-owned subsidiary, Surge Cryptocurrency Mining, Inc., sold all of its cryptocurrency assets to DataWolf Technology Centers, LLC, an entity under the sole control of Brian Cox, our CEO and Chairman of the Board. The cryptocurrency assets consisted of Litecoins (a cryptocurrency referred to as LTC) with a value of $93,996.75 and mining hardware systems (consisting of Antminer L3+ machines) with a value of $797,195.73 for a purchase price of $891,192. No cash payment was made. The purchase price consisted of the assumption of Surge Cryptocurrency Mining, Inc.’s liabilities including of amounts owed to the Company and other subsidiaries of the Company or of amounts owed to other entities wholly controlled by Mr. Cox.

Surge Cryptocurrency Mining, Inc. is currently a dormant entity. It is not currently conducting operations and it does not own any assets.

2.	Describe your plan of operations for the next 12 months for your digital assets businesses and disclose any known or anticipated material commitments for capital expenditures and the sources of funds for such expenditures.

Response: We advise the Staff that the Company has no plans to engage in any digital assets businesses going forward.

3.	Advise us how you will determine whether your digital assets are securities (e.g. the “Surge Utility Token”). Disclose the risk that federal and state securities laws may apply to their distribution.

Response: We advise the Staff that the Company has no plans to engage in any digital assets businesses going forward.

Larry Spirgel

U.S. Securities & Exchange Commission

August 6, 2019

4.	To the extent federal, state, local or foreign regulation of cryptocurrencies and digital assets may have a material effect on your business or intended business, you should disclose the effect of existing or probable governmental regulation.

Response: We advise the Staff that, since the Company has no plans to engage in any digital assets businesses going forward, we do not believe federal, state, local or foreign regulation of cryptocurrencies and digital assets will have a material effect on our business or intended business.

General

5.	We note your disclosures stating that the “launch target for the Surge Utility Token is Q4 2018.” Your website states that you anticipated launching the Surge Utility Token on December 15, 2018. Please clarify the operational status of your Surge Utility Token and disclose whether you have issued any tokens.

Response: We advise the Staff that future filings will reflect the following disclosures:

The Company has not issued any Surge Utility Tokens to date and this name will not be utilized for any rewards tokens used as part of a future Surge Rewards program.

Form 10-K for the Fiscal Year Ended December 31, 2018

Part III

Item 10: Directors, Executive Officers and Corporate Governance, page 39

6.	We note that your CEO was the subject of an October 2018 consent decree that required is withdrawal from any management role of the company’s operations in Oklahoma. Provide the disclosure required by Item 401(f) of Regulation S-K.

Response: We advise the Staff that future filings requiring Item 401(f) disclosures will reflect the following disclosures:

On November 20, 2018, the Oklahoma Corporation Commission (the “OCC”) entered a Final Order Approving Consent Decree (the “Order”) regarding the operations of True Wireless Inc. (a wholly-owned subsidiary of the Company) as a wireless telecommunications provider in Oklahoma. This Order finalized a settlement resolving violations of the OCC’s rules governing the marketing of subsidized wireless telecommunications services from mobile locations (i.e., other than from brick and mortar locations). As part of that settlement, True Wireless agreed to restructure its management team to shift regulatory compliance and managerial responsibilities to other persons whose focus is on the day-to-day operations of True Wireless. As of December 7, 2018, Mr. Cox had resigned as an officer, director and manager of True Wireless. Mr. Cox is not an employee of True Wireless and does not participate in any of the Company’s or its subsidiaries’ operations in Oklahoma. Mr. Cox was expressly permitted by the settlement to remain as CEO of Surge Holdings, Inc., the parent of True Wireless.

Very Truly Yours,

/s/ Kevin Brian Cox

Kevin Brian Cox
Chief Executive Officer
Surge Holdings, Inc.
3124 Brother Boulevard, Suite 104
Bartlett, TN 38133